Santiago, November 26, 2024
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref. Communication of the Board's agreement on the update of the Habituality Policy.

Mrs. President

Pursuant to the provisions of Articles 9 and 10 of Law No. 18,045, Article 147 of Law 18,046, General Rule No. 501 of your Commission, and other relevant regulations, Banco Santander-Chile (hereinafter also the “Bank”) hereby informs that the Bank’s Board of Directors approved minor adjustments to the Habituality Policy as of today, detailed in the control of changes at the end of the same document, which is available to the public in the “Corporate Information” section found on the company’s website, hyperlink https://banco.santander.cl/nuestro-banco/informacion-corporativa, and also in the Shareholders Department, located at Bandera 140, floor 19, commune and city of Santiago.

Banco Santander-Chile complies with informing the market of this situation, in compliance with the duty of communicating the information.

Sincerely,

    Guillermo Sabater Maroto
    Chief Executive Officer (substitute)

c.c. Stock exchange